Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	For the Six Months Ended June 30, 2016	For the Year Ended December 31, 2015

Income before income taxes, real estate dispositions and noncontrolling interest	$66,721	$143,661
Interest expense
Term loans and other debt	20,939	12,347
Earnings	$87,660	$156,008

Interest
Term loans and other debt expense	$20,939	$12,347
Fixed charges	$20,939	$12,347

Ratio of Earnings to Fixed Charges	4.2	12.6